UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-Not Applicable    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 4, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Intimation- Quarterly Updates

October 4, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Intimation- Quarterly Updates

We would like to intimate the following:

1)

The Bank’s gross advances aggregated to approximately ₹ 23,545 billion as of September 30, 2023, a growth of around 57.7% over ₹ 14,933 billion as of September 30, 2022 and a growth of around 44.4% over ₹ 16,300 billion as of June 30, 2023. Grossing up for transfers through inter-bank participation certificates and bills rediscounted, the Bank’s advances grew by around 60.0% over September 30, 2022 and around 43.0% over June 30, 2023.

As per the Bank’s internal business classification, domestic retail loans grew by around 111.5% over September 30, 2022 and around 85.0% over June 30, 2023; commercial & rural banking loans grew by around 29.5% over September 30, 2022 and around 9.5% over June 30, 2023; corporate & other wholesale loans grew by around 8.0% over September 30, 2022 and around 6.0% over June 30, 2023; and non-individual loans of the erstwhile HDFC Limited (eHDFCL) aggregated to approximately ₹ 1,025 billion as of September 30, 2023.

2)

The Bank’s deposits aggregated to approximately ₹ 21,730 billion as of September 30, 2023, a growth of around 29.9% over ₹ 16,734 billion as of September 30, 2022 and a growth of around 13.6% over ₹ 19,131 billion as of June 30, 2023.

3)

The Bank’s CASA deposits aggregated to approximately ₹ 8,175 billion as of September 30, 2023, a growth of around 7.6% over ₹ 7,597 billion as of September 30, 2022 and around 0.6% over ₹ 8,130 billion as of June 30, 2023. The Bank’s CASA ratio stood at around 37.6% as of September 30, 2023, as compared to 45.4% as of September 30, 2022, and 42.5% as of June 30, 2023.

The above information as of September 30, 2023 is subject to a limited review by the statutory auditors of the Bank.

Additional Information:

4)	HDFC Limited amalgamated with and into HDFC Bank on July 01, 2023.

(i)

The Bank’s gross advances aggregated to approximately ₹ 23,545 billion as of September 30, 2023. Advances grew by around ₹ 1,101 billion in the quarter registering a growth of around 4.9% over the proforma merged advances of ₹ 22,444 billion as of June 30, 2023.

(ii)

The Bank’s deposits aggregated to approximately ₹ 21,730 billion as of September 30, 2023. Deposits grew by around ₹ 1,092 billion in the quarter registering a growth of around 5.3% over the proforma merged deposits of ₹ 20,638 billion as of June 30, 2023.

(iii)

Home loan disbursals during the first quarter post merger were the best ever at ₹ 480 billion. This is a growth of 14.0% over the quarter ending June 30, 2023, and a growth of 10.5% over the quarter ending September 30, 2022.

(iv)	Key business numbers are given as under:

Key figures (₹ billion)	30-Sep-22 (Proforma)	30-Jun-23 (Proforma)	30-Sep-23	Q2 YoY	Q2 Seq
Total gross advances (excluding eHDFCL non-individual loans)*	19,836	22,104	23,328	17.6%	5.5%
eHDFCL non-individual loans	1,288	1,093	1,025	-20.4%	-6.2%
IBPC & BRDS	288	753	809
Deposits	18,384	20,638	21,730	18.2%	5.3%

*	gross of transfers through inter-bank participation certificates and bills rediscounted

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary